UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-T/A

Amendment No. 1

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WELLS REAL ESTATE INVESTMENT TRUST II, INC.
(Name of Subject Company)

MIRELF III REIT INVESTMENTS II, LLC
MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III REIT
MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III, LP
 (Bidders)

SHARES OF COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ronald M. Dickerman
MIRELF III REIT Investments II, LLC
c/o Madison International Realty, LLC
410 Park Avenue, Suite 820
New York, NY 10022
Tel: 212.688.8777
Fax: 212.688.8774

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$81,000,000	$520.05

*	For purposes of calculating the filing fee only. Assumes the purchase of 27,000,000 Shares at a purchase price equal to $3.00 per Share in cash.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,255.25
Form or Registration:	Schedule TO-T
Filing Party:	MIRELF III REIT Investments II, LLC
Date Filed:	January 20, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment and Restatement”) amends and restates the Tender Offer Statement on Schedule TO (the “Original TO”) filed on January 20, 2010 by MIRELF III REIT Investments II, LLC, a Delaware limited liability company (the “Purchaser”).  The Original TO relates to the Purchaser's offer to purchase up to 24,568,725 shares of common stock (the “Shares”) in Wells Real Estate Investment Trust II, Inc. (the “Corporation”), the subject company, at a purchase price equal to $3.00 per Share.

This Amendment and Restatement relates to the Purchaser's offer to purchase up to 27,000,000 Shares in the Corporation, at a purchase price equal to $3.00 per Share (the “Offer”).  The Offer is made upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated January 26, 2010 (the “Offer to Purchase”) attached hereto as Exhibit (a)(1) and in the related Amended and Restated Letter of Transmittal (the “Letter of Transmittal”) attached hereto as Exhibit (a)(2) and in the Transfer & Assignment of Shares Form attached to the Original TO as Exhibit (a)(3).  The Offer, withdrawal rights, and proration period will expire at 11:59 P.M., Eastern Time, on March 10, 2010 (the “Expiration Date”) unless the Offer is extended.  Shareholders who tender their Shares will not be obligated to pay any Corporation transfer fees, or any other fees, expenses or commissions in connection with the tender of Shares, unless such a fee or commission is charged by the tendering shareholder’s broker, dealer, commercial bank, trust company or other nominee.  The Purchaser will pay all such costs and all charges and expenses of MIRELF III Investment Processing, LLC (the “Depositary”), as depositary in connection with the Offer.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after March 10, 2010.  Tendering shareholders will retain the right to any dividends that are accrued and unpaid through the date the transfer of the Shares purchased pursuant to the Offer is registered in the stock transfer books of the Corporation (the “Record Transfer Date”) and any such dividends will be paid by the Corporation directly to the tendering shareholders.  Any dividends declared after the Record Transfer Date, pursuant to the terms of the Offer and as set forth in the Letter of Transmittal, are assigned by tendering shareholders to the Purchaser.  The Purchaser is entitled to all proceeds that are paid on or after the Record Transfer Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The sole member of the Purchaser is Madison International Real Estate Liquidity Fund III REIT, a Maryland Real Estate Investment Trust (the “Manager”). All of the common stock of the Manager is owned by Madison International Real Estate Liquidity Fund III, LP, a Delaware limited partnership (the “Fund”). Madison International Holdings III, LLC, a Delaware limited liability company (the “General Partner”), is the sole general partner of the Fund. The Purchaser and its affiliates have not previously conducted a tender offer for the Corporation’s Shares.

The Corporation had 491,374,509 Shares outstanding as of November 20, 2009, according to its Definitive Proxy Statement filed on December 2, 2009.  The Purchaser and its affiliates own approximately 1,522 Shares or less than 0.01% of the outstanding Shares.  The Purchaser believes that the 27,000,000 Shares subject to the Offer constitute more than 5% of the outstanding Shares, but the Purchaser cannot confirm the exact number of Shares currently outstanding.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to $81,000,000 in aggregate purchase price. The Purchaser intends to fund the purchase price through contributions made by the Fund, which in turn will be disbursed out of the Fund’s current working capital and binding capital commitments.

The address of the Corporation’s principal executive offices is 6200 The Corners Parkway, Norcross, Georgia 30092 and its phone number is (770) 449-7800.

Items 1 through 9, and Item 11.

The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Amendment and Restatement, except as set forth above or below.

Item 10. Financial Statements

Not applicable.

Item 12.  Exhibits.

(a)(1) Amended and Restated Offer to Purchase dated January 26, 2010

(a)(2) Amended and Restated Letter of Transmittal

(a)(3) Transfer & Assignment of Shares Form**

(a)(4) Form of Letter to Shareholders dated January 26, 2010

(a)(5) Form of Advertisement in Investor’s Business Daily**

(b)-(h) Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

_________________
** Previously filed as Exhibits to the Original TO on January 20, 2010

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2010

MIRELF III REIT INVESTMENTS II, LLC

By:  Madison International Real Estate Liquidity Fund III REIT
Its:  Sole Member

By: /s/ Ronald M. Dickerman
 Ronald M. Dickerman
 President

MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III REIT

By: /s/ Ronald M. Dickerman
                 Ronald M. Dickerman
               President

MADISON INTERNATIONAL REAL ESTATE LIQUIDITY FUND III, LP

By:  Madison International Holdings III, LLC
Its:  General Partner

By: /s/ Ronald M. Dickerman
Ronald M. Dickerman
Managing Member

EXHIBIT INDEX

Exhibit	Description
(a)(1)              Amended and Restated Offer to Purchase dated January 26, 2010

(a)(2)              Amended and Restated Letter of Transmittal

(a)(3)              Transfer & Assignment of Shares Form**

(a)(4)              Form of Letter to Shareholders dated January 26, 2010

(a)(5)              Form of Advertisement in Investor’s Business Daily**

_________________
** Previously filed as Exhibits to the Original TO on January 20, 2010